RESOURCE FINANCE & INVESTMENT LTD

______________________________________________________________________________

Mr. Phillip Garratt

PO Box 91729

West Vancouver

British Columbia

Canada

V7V 4S1

28th June, 2004

Dear Phillip,

Further to our meetings this week we are now pleased to offer you the position of Chief Executive Officer of Resource Finance & Investments Ltd "RFI" on the following terms and conditions.

1)	RFI retains your services in the position of CEO for a fixed term of one year.

2)

This agreement is effective from 17th May, 2004 in terms of remuneration in view of your time expended on negotiating the West Cadillac and immediately in the appointment as CEO. Any renewable term thereafter shall be on the terms by mutual agreement between both parties.

3)

Your primary duties would be to bring mineral transactions to the company to build the net worth and market capital values of RFI, while having overall executive responsibility for the development of projects owned or partially owned by RFI.

4)	You will report directly to the Board of Directors and are required to get approval from Mr Brickell to enter into any agreements on behalf of the company

5)

You will be paid a basic fee for the contract period of US$100,000. This fee will be paid by twelve equal instalments monthly at the end of each calendar month providing adequate funds are available in RFI. If in any month such funds are not available then you may opt to accrue the sum due until paid or to take RFI common stock at the market bid price at the due payment date.

6)	You will be reimbursed all reasonable travel and accommodation expenses incurred in carrying out your duties which should be claimed from RFI on supported expense report each month.

7)

You are granted a stock option on 1,500,000 common shares of RFI under the standard stock option scheme. The option will be for a period of two years from the date of this agreement, however in the event you do not renew this or a similar agreement after twelve months or you cease the appointment before the expiry of the option term then any unexercised portion 30 days thereafter shall lapse. The option price shall be determined by the market offered price on the announcement of this appointment.

_________________________________________________________________________________

RESOURCE FINANCE & INVESTMENT LTD

Registered office:	Administrative office:
The Corner House, Parliament Street, Hamilton, Bermuda	c/o EuroHelvetia Trustco S.A.
Mailing: P.O. Box 1027, Hamilton, HM DX, Bermuda	P.O. Box 691
Tel: (144) 1295 8455 Fax: (144) 1292 1373 / 295 6792	1215 Geneva 15, Switzerland

  Tel (41) 22 7990800 Fax (41) 22 7990801

8)	You acknowledge executing a standard confidentiality and non use agreement with RFI.

9)

Although it is not intended that this contract is exclusive to your full time, you agree that you will not participate in any transaction, without prior written consent, during the course of this agreement, that is in the minerals field nor that might compete with the business objectives of RFI.

10)	Confidentiality between the parties will be maintained at all times, however you acknowledge that RFI will be required to make a public shareholder release of this appointment.

11)	A more comprehensive contract may be determined should either party require.

I trust this outlines the understanding between us. If you are in full agreement, please sign and return to the undersigned the attached copy of this letter signifying your acceptance.

I look forward to a mutually rewarding relationship between you and the RFI Group.

Yours sincerely,

/s/ Michael J Brickell

Michael J. Brickell

President

I hereby confirm my agreement to the aforegoing terms and conditions.

Signed	/s/ Phillip Garratt	Dated June 28, 2004
Phillip Garratt